

Mail Stop 3561

February 22, 2016

Jonathan W. Thayer
Senior Executive Vice President and Chief Financial Officer
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

>   **Re: Exelon Corporation**
>   **Registration Statement on Form S-4**
>   **Filed January 29, 2016**
>   **File No. 333-209209**

Dear Mr. Thayer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Item 19 of Form S-4 identifies certain information to be provided in an exchange offer. We note that your most recently filed Form 10-K incorporates by reference your definitive proxy statement, which you have not yet filed. Please either disclose in the Form S-4 all the information that Item 19 requires you to disclose, file the definitive proxy statement, or amend your Form 10-K to include this information. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01, by analogy.

Signatures, II-4

2.   Please revise your signature page to include the signature of your principal financial officer in his individual capacity. Please refer to Instruction 1 to Signatures on Form S-4. In this regard, we note that Mr. Thayer signed the first half of your signature page on behalf of the registrant but not in his individual capacity.

Index of Exhibits

Opinion of Ballard Spahr LLP, Exhibit 5.2

3.   We note counsel's statement that their opinion, directed to the board, may not be relied upon or distributed to any other person without prior written consent from counsel. Please have counsel revise the opinion to eliminate this limitation on reliance. For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jonathan W. Thayer
Exelon Corporation
February 22, 2016
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521, Lisa Kohl, Legal Branch Chief at (202) 551-3252 or me at (202) 551 - 3264 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Bruce G. Wilson
        Richard B. Aftanas, P.C.